FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of December 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On December 4, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: December 4, 2005

Exhibit 1

Compugen Announces Organizational Changes and Restructuring

Three Units formed to support recently announced development and commercialization plans; Approximate 25% reduction of staff

Tel Aviv, Israel, December 4, 2005 - Compugen Ltd. (NASDAQ: CGEN) announced today organizational changes to support its recently disclosed development and commercialization plans for 2006 and 2007. The Company is being reorganized into three operating units: business units for Therapeutics and Diagnostic Biomarkers, and a Research and Discovery Unit.

The Therapeutics Business Unit`s primary short term focus is the on-going in-vitro and in-vivo validation of a large number of potential therapeutic proteins predicted by the Company`s initial discovery engines, and selected for further evaluation on the basis of market potential, proprietary position, and therapeutic advantages. This business unit will be led by Dr. Noam Shani, previously Vice President, Biology Research and Development.

All of the Company`s activities in the field of diagnostic biomarkers, currently the Company`s most advanced business area, have been consolidated into a Diagnostic Biomarker Business Unit that will be led by Dr. Anat Cohen-Dayag, previously Director of Diagnostics within the Biology R&D division. During the past year Compugen has demonstrated its ability to discover biomarker candidates, primarily for various cancers and cardiovascular diseases, that are of interest for further development and commercialization by leading companies in the field of immunoassay diagnostics. To date, the Company has entered into milestone and royalty bearing agreements with three leading diagnostic companies covering more than a dozen potential products.

Compugen`s key competitive advantage is its scientific and technological infrastructure for life science discovery, and the Company will continue to invest substantial resources in further developing this world-class capability. In the revised organizational structure, a Research and Discovery Unit has been established to both provide new discoveries for evaluation by the therapeutic and diagnostic business units, as well as to be responsible for the creation of additional discovery engines and other platforms and technologies to continue to secure the Company`s leadership in predictive biology and its future growth. This new unit will be headed by Dr. Yossi Cohen, previously Director of Science and Technology.

The key driver for these organizational changes has been the desire to focus all of the Company`s resources and activities on its short and mid-term development and commercialization goals as disclosed last month. Consistent with this, the objectives and resources required for each segment of the Company were analyzed and updated, resulting in the elimination of some activities that were determined not to directly support the achievement of these corporate goals. The net result of these efforts is a planned reduction in the Company`s total headcount by approximately 25%, and an expected decrease in expenditures of $2-3 million per year in 2006 and 2007, compared to 2005.

Alex Kotzer, President and Chief Executive Officer stated, "It is now both possible and appropriate for the Company to target the unique discovery capability that has been created to specific product areas and, while continuing to invest substantially in the further enhancement of our core research, to also focus these activities in broad, but clearly defined, application areas. Unfortunately, this results in a number of very talented and loyal contributors to our past efforts and accomplishments leaving the Company, which is a very painful step for us to take. However, it is clear that these actions significantly improve Compugen`s ability to support and achieve its development and commercial objectives,"  Mr. Kotzer concluded.

About the Unit Leaders:

Noam Shani, Ph.D. - Vice President, Therapeutics

Dr. Shani joined Compugen in 2004 as Vice President, Biology R&D.  Prior to joining Compugen he was Vice President, R&D of Medgenics Ltd. Dr. Shani holds a B.Sc. in Biology from Ben-Gurion University, an M.Sc. and Ph.D. in Biology, both from the Weizmann Institute of Science, and completed a postdoctoral fellowship at Johns Hopkins University's School of Medicine.

Anat Cohen-Dayag, Ph.D. -Vice President, Diagnostic Biomarkers

Dr. Cohen-Dayag joined Compugen in 2002 where her most recent position was Director of Diagnostics. Prior to joining Compugen, she was Head of R&D and member of the Executive Management at Mindsense Biosystems Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from Ben-Gurion University, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science.

Yossi Cohen, M.D. - Vice President, Research and Discovery

Dr. Cohen joined Compugen in 2001, where his most recent position was Director of Science and Technology. Dr. Cohen's diverse prior experience includes serving as a physician in the Israeli Defense Forces and holding various software development positions in the Israeli hi-tech industry. Dr. Cohen has a B.Sc. in Electrical and Electronics Engineering from Tel-Aviv University, and an M.Sc. in Neurobiology and an M.D., both from the Hebrew University.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company. Additional diagnostic discoveries have been out-licensed for development under milestone and royalty bearing agreements. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Tsipi Haitovsky

Director, Corporate Communication

Compugen Ltd.

Email: tsipi@cgen.com

Tel: +972-3-7658-120

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